UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Description

1.01    Press release dated March 24, 2008
        CDC Games’ Yulgang Continues Sharp Rebound in Revenues

1.02    Press release dated March 26, 2008
        BWA Water Additives, a Leading Specialty Chemical Producer, Reports
        Improved Performance After Global Implementation of CDC Software's
        Ross Enterprise ERP Applications

1.03    Press release dated March 31, 2008
        CDC Software Completes Acquisition of Majority Stake In Leading
        Provider of ERP Solutions in Southern China

1.04    Press release dated April 1, 2008
        CDC Games Hits Record Average Daily Revenue in China

1.05    Press release dated April 3, 2008
        CDC Games Provides Update on Key Performance Metrics for Q1 2008

1.06    Press release dated April 7, 2008
        CDC Software Fuels Expansion in China with Investment in One of
        China’s Leading Providers of Business Intelligence Solutions

1.07    Press release dated April 8, 2008
        CDC Games Provides Financial Guidance for Q2 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: April 8, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated March 24, 2008 -- CDC Games’ Yulgang Continues Sharp Rebound in Revenues
1.02	Press release dated March 26, 2008 -- BWA Water Additives, a Leading Specialty Chemical Producer, Reports Improved Performance After Global Implementation of CDC Software's Ross Enterprise ERP Applications
1.03	Press release dated March 31, 2008 -- CDC Software Completes Acquisition of Majority Stake In Leading Provider of ERP Solutions in Southern China
1.04	Press release dated April 1, 2008 -- CDC Games Hits Record Average Daily Revenue in China
1.05	Press release dated April 3, 2008 -- CDC Games Provides Update on Key Performance Metrics for Q1 2008
1.06	Press release dated April 7, 2008 -- CDC Software Fuels Expansion in China with Investment in One of China’s Leading Providers of Business Intelligence Solutions
1.07	Press release dated April 8, 2008 -- CDC Games Provides Financial Guidance for Q2 2008